





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sierra Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10100 W. Charleston Blvd, STE 214
(No. and Street)

Las Vegas	NV	89135
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erin Lankowsky 702-998-0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliot Davis, LLC
(Name – *if individual, state last, first, middle name*)

200 East Broad St, Suite 500	Greenville	SC	29601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Erin Lankowsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sierra Pacific Securities, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[Signature]
Signature

Co-President / CFO
Title

State of Nevada, County of Clark
Subscribed and Sworn Before me this 04th day of February 2019 By Erin Lankowsky.

[Signature]
Notary Public

KATHERINE M. THOENE
Notary Public - State of Nevada
County of Clark
APPT. NO. 17-2[illegible]
My App. Expires April 3, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Sierra Pacific Securities, LLC
Las Vegas, Nevada

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Sierra Pacific Securities, LLC (the "Company") as of December 31, 2018, and the related statements of income, members' equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elliott Davis, LLC

We have served as the Company's auditor since 2018

Greenville, South Carolina
February 28, 2019

SIERRA PACIFIC SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Current assets:		
Cash in bank		$ 725,925
Deposits with/receivables from clearing organization		33,761,876
Receivable from other brokers		634,347
Securities owned, at market value		188,358,325
Prepaid expense and other assets		20,473
Total current assets		223,500,946
Long term assets:		
Property and equipment, net of accumulated depreciation		89,903
Total assets		$ 223,590,849

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		$ 1,059,485
Payable to clearing organization –		
Inventory financing payable	$ 143,511,261	
Securities sold short – not yet purchased	48,570,133	
Total payable to clearing organization		192,081,394
Accrued interest payable		309,375
Total current liabilities		193,450,254
Long term Liabilities:		
Subordinated debt		15,000,000
Total long term liabilities		15,000,000
Total liabilities		208,450,254
Members' equity		15,140,595
Total liabilities and members' equity		$ 223,590,849

The accompanying notes are an integral part of these financial statements.

(1) NATURE OF BUSINESS

The Company is a registered broker-dealer formed under the laws of the State of Nevada maintaining its principle office in Las Vegas, Nevada and operates branch offices in Reno, Nevada, Fort Lauderdale, Florida, and Los Angeles, California. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities. Therefore, the Company is exempt from the computation for the determination of reserve requirements pursuant to Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government, municipal and agency securities, corporate obligations, collateralized mortgage obligations, and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements is in conformity with GAAP which requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Although these assumptions are based on the best available information, actual results may be different from these estimates.

Cash and Cash Equivalents
Cash consists of cash in banks. The recorded value of cash (and any other financial instruments) approximates fair value at December 31, 2018. For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Fixed Assets and Leasehold Improvements
Fixed assets and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated on a straight-line basis over the estimated useful life of the assets of two or five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the assets or the remaining term of the related leases. The Company had $217,611 of accumulated depreciation was recognized as of December 31, 2018 and $26,479 of depreciation expense for the year ended December 31, 2018 and is included in office expense on the statement of income

Clearing Organizations
The Company has an agreement with another securities broker and dealer to act as a clearing organization for the Company. The clearing organization clears all security transactions.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

The Company is required to maintain certain deposit levels with the clearing organization. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2018, the Company had deposit levels with clearing organizations exceeding the required amount of $100,000.

Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a settlement date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States. Underwriting revenue is recognized on the day funds are received by the lead underwriter.

Income Taxes

The Company is a limited liability company and, up until June 30, 2018, had elected pass-through treatment for tax purposes. Therefore, the Company was not taxed at the entity level. Instead, its items of income, loss, deduction, and credit were passed through to its member owners in computing their individual tax liabilities.

The Company voluntarily revoked its S Corporation status effective July 1, 2018, and is now treated as a corporation for tax purposes. Taxable income and losses are reported at the Company level prospectively as of July 1, 2018. The Company is making an election pursuant to Internal Revenue Code §1362(e)(3) to apply the cutoff method for the period July 1, 2018 through December 31, 2018.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions will more likely than not be sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold are not recorded as a tax benefit or expense in the current year. Interest and penalties, if applicable, are recorded in the period assessed as operating expenses.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued guidance to change the recognition of revenue from contracts with customers. The core principle of the new guidance is that an entity should recognize revenue to reflect the transfer of goods and services to customers in an amount equal to the consideration the entity receives or expects to receive. On January 1, 2018, the Company adopted ASU No. 2014-09 "Revenue from Contracts with Customers" (Topic 606) and all subsequent ASUs that modified Topic 606 using the modified retrospective approach.

Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract, and recognize revenue when (or as) the Company satisfies a performance obligation.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Recently Issued Accounting Pronouncements (continued)
The Company's trading revenue is comprised of gains and losses resulting from the sale of investment securities. These gains and losses are recorded on a settlement date basis. Accordingly, all related performance obligations related to the sale transaction are considered completed at settlement date. The Company's accounting policies have not changed materially since the principles of revenue recognition from the guidance are largely consistent with prior guidance and current practices applied by the Company.

In February 2016, FASB amended the Leases topic of the Accounting Standards Codification to revise certain aspects of recognition, measurement, presentation, and disclosure of leasing transactions. The amendments will be effective for fiscal years beginning after December 15, 2018. We expect to adopt the guidance using a modified retrospective method and practical expedients for transition. The practical expedients allow us to largely account for our existing leases consistent with current guidance except for the incremental statement of financial condition recognition for lessees. The Company expects the right-of use assets and the lease liabilities recorded on the statement of financial condition will, at a minimum, be approximately $687,000, based on future minimum lease payments required under current lease agreements. The Company does not expect a material effect from implementation of the new standard on its net capital, results of operations, and cash flows.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

(3)   SECURITIES OWNED

Securities owned consist of trading securities, recorded at market value, and include accrued interest of $1,683,135. These securities had a cost of $192,396,370 and are comprised of corporate obligations, bank Certificates of Deposit, municipal and agency securities, collateralized mortgage obligations, and federal obligations.

(4)   FAIR VALUE OF FINANCIAL INSTUMENTS

Fair Value Measurement
The guidance for fair value measurements defines fair value, establishes a framework for measuring fair value and establishes a hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. The Company's securities owned, at fair value, and securities sold, not yet purchased, at fair value, are reflected in the Statement of Financial Condition on a trade date basis. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset and liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

(4)   FAIR VALUE OF FINANCIAL INSTUMENTS, Continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three broad levels of the fair value hierarchy are described below:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.
Level 2	Inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
Level 3	Are unobservable inputs for the asset or liability and rely on management's own judgments about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based upon the best information available and may include the Company's own data.

The following table presents the investments carried on the Statement of Financial Condition by level within the hierarchy as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Trading securities	$ -	$ 186,675,190	$ -	$ 186,675,190
Securities sold short, not yet purchased	$ -	$ 48,570,133	$ -	$ 48,570,133

Trading securities values are readily determined based on other data values or market prices.

The securities are purchased on margin with the clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the statement of financial condition. The liability includes inventory financed and the value of certain securities sold short – not yet purchased.

Determination of Fair Value
The following is a description of the Company's valuation methodologies for assets and liabilities measured at fair value.

Where quoted prices for identical securities are available in an active market, instruments are classified in Level 1 of the valuation hierarchy. Level 1 instruments include highly-liquid government bonds, for which there are quoted prices in active markets.

If quoted market prices are not available for the specific position, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. These transactions are classified within Level 2 of the valuation hierarchy.

(4)   FAIR VALUE OF FINANCIAL INSTUMENTS, Continued

Level 2 instruments primarily include agency mortgage backed securities, corporate debt securities, bank certificates of deposit and municipal securities. Transactions are classified within Level 3 if there are no observable transaction prices or independent pricing sources available or a component of the price is derived from a model with an observable input.

(5)   TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate, municipal and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates.   Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

The Company engages in selling of contracts to deliver at a future date or to repurchase at a future date (futures contracts). These contracts are used to hedge the risk associated with owning debt securities. At December 31, 2018, there were six hundred and nineteen futures contracts that had not been settled (notional amount of $61,900,000).   These contracts relate to United States Treasuries deliverable in March 2019. Net realized and unrealized gains and losses from futures contracts are included in the commodities – hedging gain (loss) in the accompanying statement of income. For the period ended December 31, 2018, net realized and unrealized losses on commodities contracts totaled $318,524.

(6) SUBORDINATED DEBT

During 2018, the Company converted $15,000,000 of members' equity to subordinated term notes assumed by The Members of the Company. Interest on the subordinated term notes accrues at the stated interest rate per the agreements of 3.75%. Interest and principal are payable at maturity in June 2025. Interest expense on the note totaled $309,375 for the year ended December 31, 2018.

(7) RENTAL OF OFFICE FACILITIES

The Company occupies two office facilities with initial noncancelable terms in excess of one year. The lease agreements terminate in March of 2023 and May of 2024. Annual rent for this office space over the Company's fiscal years is listed below:

Twelve Months Ended December 31,

2019	$ 116,840
2020	140,752
2021	145,711
2022	162,697
2023 and beyond	121,068
	$ 687,068

Rent expense amounted to $153,453 for 2018.

The company occupies one facility that is wholly owned by the managing members of the Company. In 2019, the company is moving from this facility to another, which is owned and managed by an outside third party, and has been reflected in the above schedule.

(8) CONCENTRATION OF CREDIT RISK FOR CASH HELD IN BANKS

The Company maintains cash accounts at Bank of America which had bank balances totaling $725,925 on December 31, 2018. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

(9) LEGAL CONTINGENCIES

The Company is not currently a defendant in litigation incidental to its securities business. The Company accounts for litigation losses in accordance with FASB Accounting Standards Codification Topic 450, "Contingencies: ("ASC 450"). Under ASC 450, loss contingency provisions are recorded for probable losses at management's best estimate of a loss, or when a best estimate cannot be made, a minimum loss contingency amounts is recorded.

(9)   LEGAL CONTINGENCIES, Continued

These estimates are often initially developed substantially earlier than the ultimate loss is known, and the estimates are refined each accounting period as additional information becomes available. Accordingly, the initial amount estimated and recorded could be as low as zero. As information becomes know, the initial estimate may be increased, resulting in additional loss provisions. Also, a best estimate amount is changed to a lower amount when events result in an expectation of a more favorable outcome than previously estimated.

(10)   NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital of $100,000. At December 31, 2018, the Company had computed net capital of $10,505,917, which was in excess of the required net capital level by $10,405,917. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital in excess of 15 to 1. At December 31, 2018, the Company's ratio of aggregate indebtedness to net capital was .1303 to 1.

(11)   INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the differences between the financial statements and tax basis of assets and liabilities using the enacted tax rates in effect for the year in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that are not expected to be realized based on available evidence.

The Company files tax returns in the U.S. and various state jurisdictions. At December 31, 2018 the tax years 2014 through 2018 remain open to examination under the statute of limitations.

(12)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance. No transactions or events were found that were material enough to require recognition in the financial statements.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2018

Total members' equity		$ 15,140,595
Adjustments – subordinated debt		15,000,000
Adjustments – non-allowable assets:		
Prepaid expenses and other assets	$ (20,473)	
Property and equipment, net	(89,903)	
Total adjustments		14,889,624
Net capital before haircuts		30,030,219
Haircuts on security positions – United States		
Agency obligations and obligations of organizations		
established by the United States:		
Exempted securities	7,468,366	
Debt securities	11,646,923	
Other Securities	409,013	
Net haircuts		(19,524,302)
Net capital		10,505,917
Minimum net capital required (6-2/3% of total aggregate		
indebtedness or $100,000, whichever is greater)		(100,000)
Excess net capital		$ 10,405,917

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total aggregate indebtedness	$ 1,368,860
Ratio of aggregate indebtedness to net capital	.1303 to 1

The computation of net capital as reported in the unaudited Part IIA filing agrees with the audited net capital above.

SIERRA PACIFIC SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.

SIERRA PACIFIC SECURITIES, LLC
INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2018

Not Applicable – The Company is exempt pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3 and does not hold customer funds or securities.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT

To the Members of
Sierra Pacific Securities, LLC
Las Vegas, Nevada

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) Sierra Pacific Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (b) Sierra Pacific Securities, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. Sierra Pacific Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, LLC

Greenville, South Carolina
February 28, 2019



SIERRA PACIFIC SECURITIES LLC
EXEMPTION REPORT
PURSUANT TO RULE 15c3-3

December 31, 2018

SIERRA PACIFIC SECURITIES, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R§240.15c3-3 ("Customer protection - reserves and custody of securities") under the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17C.F.R. §240.15c3-3(k)(2)(ii) during the period of January 1, 2018 through December 31, 2018 without exception.

SIERRA PACIFIC SECURITIES, LLC

I, ERIN LANKOWSKY, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Erin Lankowsky, Co-President & CFO

2/28/19
(Date)



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Members of
Sierra Pacific Securities, LLC
Las Vegas, Nevada

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sierra Pacific Securities, LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended   December 31, 2018, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with the attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

b. Compared Total Revenue reported on the audited Form X-17A-5 Part III for the year ended December 31, 2018, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, LLC

Greenville, South Carolina
February XX, 2019